Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Vasogen Announces 2008 Year-End Results

            MISSISSAUGA, ON, Feb. 27 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS)
today reported the results of operations for the fiscal year ended November
30, 2008. All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
            At November 30, 2008, our cash and cash equivalents totaled $8.6 million, compared with $23.5 million at November 30, 2007 and $9.8 million at August
31, 2008. As of January 31, 2009, our cash balance was $8.5 million.
            The net loss for the fourth quarter of 2008 was $0.8 million, or $0.03 per common share. We incurred a net loss for the year ended November 30, 2008 of $16.1 million, or $0.72 per common share, compared with a net loss of $28.8 million, or $1.46 per common share for the same period in 2007. A key driver of this decrease was lower compensation costs, reduced stock compensation expense, lower infrastructure and other support costs driven by lower employee numbers in 2008, and a decrease in the foreign exchange loss that was incurred in the prior period. In addition, the decrease was impacted by a reduction in expenses resulting from the repayment of the senior convertible notes in April
2007.

            <<
            Corporate Update

            -   During 2008, we implemented our restructuring plan to significantly reduce the rate at which we use our cash and to focus our efforts on opportunities that the Board and Management believe are most likely to provide shareholder value. As a result, we discontinued
                maintaining the necessary quality processes and personnel to support
                European commercialization and any clinical development of our
                Celacade technology, materially reduced expenses associated with the
                VP series of drugs, and reduced the number of full-time employees from 104 to six. We also retained JMP Securities LLC to assist in exploring potential strategic alternatives. To further reduce the rate at which we use our cash during our strategic review process, in
                February 2009, we further reduced our number of full-time employees to two. As part of this restructuring, Chris Waddick, our President and CEO, will be terminated effective March 1, 2009. Mr. Waddick has agreed to fulfill the role of CEO, in a consulting capacity at a substantially reduced compensation, to assist the Board in bringing closure to the ongoing strategic review process.

            -   Pursuant to our restructuring plan, our Board of Directors and
                Management has been actively involved in a process of screening, reviewing, and short-listing potential opportunities including the sale of the Company, or a merger or acquisition, and exploring the monetization of certain tangible and intangible assets. The process has also included a review of the potential out-licensing of assets, lapsing of patents and patent applications, asset divestiture, or liquidation of the Company. At this time, we have significantly narrowed down the number of third party proposals under
                consideration. If a definitive agreement that the Board believes is in the best interest of our shareholders cannot be reached in the near future, the Board will consider the other alternatives that it has been evaluating. These alternatives include the potential to realize value from the monetization of certain intangible assets either alone or potentially in combination with a strategic transaction. The Board will continue to assess the merits of these options relative to liquidating the Company and distributing the remaining cash to the shareholders.

            -   As part of our restructuring, a new tenant was secured for our
                37,111 sq. ft. leased facility located at 2505 Meadowvale Boulevard in Mississauga, Ontario, and we completed a lease surrender agreement with our landlord. As a result, our lease for this facility terminated on September 30, 2008 and our new corporate address is
                4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, L4Z 1S1.

            -   On April 24, 2008, we received a letter from the Listing
                Qualifications Department of The NASDAQ Stock Market indicating that the minimum closing bid price of our common stock had fallen below
                US$1.00 for 30 consecutive trading days, and therefore, we were not in compliance with Marketplace Rule 4310(c)(4) (the "Rule"). In accordance with the NASDAQ Marketplace Rule 4310(c)(8)(D), we were provided a compliance period of 180 calendar days, or until
                October 21, 2008, to regain compliance with this requirement. In
                October 2008, the NASDAQ Stock Market had suspended the enforcement of the rules requiring a minimum US$1.00 closing price until
                January 20, 2009. Subsequently, on December 9, 2008, the NASDAQ
                extended this suspension. Accordingly, the NASDAQ will not take action to delist any security, including our shares, for a violation of the minimum bid price rule during the suspension, which now has been extended until April 20, 2009.

            -   As at November 30, 2008, we had cash and cash equivalents of
                $8.6 million and had 22.4 million common shares issued and outstanding. Other than our accounts payable and accrued liabilities we do not have any debt. As of January 31, 2009, our cash balance was
                $8.5 million.

            -   Subsequent to November 30, 2008 we entered into an agreement to sell a United States patent application and its related foreign counterparts for US$0.4 million. This device-based intellectual property has not been used to date in the Celacade System; however, we have retained rights to this technology for any potential use as it relates to its Celacade System.
            >>

            Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities
Litigation Reform Act of 1995 and/or "forward-looking information" under the
Securities Act (Ontario). These statements may include, without limitation, plans to consider a sale, merger, acquisition, or other alternatives resulting from our strategic review, statements regarding the status of development, or expenditures relating to the Celacade(TM) System or our VP series of drugs including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans",
"anticipates", "believes", "estimated", "predicts", "potential", "continue",
"intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements.
These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies.
Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and
Form 20-F, as well as in our other public filings, including our Management's
Discussion and Analysis for the year ended November 30, 2008. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

            The consolidated financial statements, accompanying notes to the consolidated financial statements, and Management's Discussion and Analysis for the year ended November 30, 2008, will be accessible on Vasogen's web site at www.vasogen.com and will be available on SEDAR and EDGAR.

            <<
                           Financial statements are provided below

            Vasogen Inc.
            (A DEVELOPMENT STAGE COMPANY)

            Consolidated Balance Sheets
            (In thousands of Canadian dollars)

            November 30, 2008 and 2007

            -------------------------------------------------------------------------
                                                                   2008         2007
            -------------------------------------------------------------------------
            Assets

            Current assets:
              Cash and cash equivalents                      $    8,556   $   23,545
              Clinical supplies                                       -        1,363
              Tax credits recoverable                               582        1,565
              Prepaid expenses and deposits                         188          787
              Change in fair value of forward foreign
               exchange contracts                                     -          376
              -----------------------------------------------------------------------
                                                                  9,326       27,636

            Property and equipment                                   16          414

            -------------------------------------------------------------------------
                                                             $    9,342   $   28,050
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Liabilities and Shareholders' Equity

            Current liabilities:
              Accounts payable                               $      101   $    1,175
              Accrued liabilities                                 1,141        3,519
              -----------------------------------------------------------------------
                                                                  1,242        4,694

            Shareholders' equity
              Share capital:
                Authorized:
                  Unlimited common shares, without par value
                Issued and outstanding:
                  22,424,719 common shares (2007 - 22,391,386)  365,677      365,670
              Warrants                                           16,725       16,725
              Contributed surplus                                23,555       22,744
              Deficit                                          (397,857)    (381,783)
            -------------------------------------------------------------------------
                                                                  8,100       23,356

                                                             $    9,342   $   28,050
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            VASOGEN INC.
            (A DEVELOPMENT STAGE COMPANY)

            Consolidated Statements of Operations, Deficit and Comprehensive Income
            (In thousands of Canadian dollars, except per share amounts)

            -------------------------------------------------------------------------
                                                                         Period from
                                                                          December 1,
                                                                             1987 to
                                             Years ended November 30,    November 30,
                                         2008         2007         2006         2008
            -------------------------------------------------------------------------
            Expenses:
              Research and
               development         $    8,794   $   12,039   $   32,732   $  247,711
              General and
               administration           8,098       14,259       19,251      125,326
              Foreign exchange
               loss (gain)               (305)       1,977          104       10,665
            -------------------------------------------------------------------------

            Loss before the
             undernoted               (16,587)     (28,275)     (52,087)    (383,702)
            Interest expense on
             senior convertible
             notes payable                  -           (5)        (930)      (1,279)
            Accretion in carrying
             value of senior
             convertible notes
             payable                        -         (728)      (7,824)     (10,294)
            Amortization of
             deferred financing
              costs                         -         (154)      (2,495)      (3,057)
            Loss on extinguishment
             of senior convertible
             notes payable                  -       (1,754)      (4,995)      (6,749)
            Investment income             513        1,310        1,971       13,838
            Change in fair value
             of embedded
             derivatives                    -          829            -          829
            -------------------------------------------------------------------------

            Loss and comprehensive
             loss for the period      (16,074)     (28,777)     (66,360)    (390,414)

            Deficit, beginning of
             period:
              As originally reported (381,783)    (351,374)    (284,719)      (1,510)
              Impact of change in
               accounting for stock-
               based compensation           -            -            -       (4,006)
              Impact of change in
               accounting for
               financial instruments
               on December 1, 2006          -       (1,632)           -       (1,632)
            ------------------------------------------------------------
              As revised             (381,783)    (353,006)    (284,719)

            Charge for acceleration
             payments on equity
             component of senior
             convertible notes
             payable                        -            -         (295)        (295)

            -------------------------------------------------------------------------
            Deficit, end of period $ (397,857)  $ (381,783)  $ (351,374)  $ (397,857)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Basic and diluted loss
             per common share      $    (0.72)  $    (1.46)  $    (7.05)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            VASOGEN INC.
            (A DEVELOPMENT STAGE COMPANY)

            Consolidated Statements of Cash Flows
            (In thousands of Canadian dollars)

            -------------------------------------------------------------------------
                                                                         Period from
                                                                          December 1,
                                                                             1987 to
                                           Years ended November 30,      November 30,
                                         2008         2007         2006         2008
            -------------------------------------------------------------------------
            Cash provided by (used in):

            Operating activities:
              Loss for the period  $  (16,074)  $  (28,777)  $  (66,360)  $ (390,414)
              Items not involving
               cash:
                Amortization              217          503          782        6,377
                Loss on disposition
                 of property and
                  equipment               125            -            -          125
                Accretion in
                 carrying value
                 of senior
                 convertible notes
                 payable                    -          728        7,824       10,294
                Amortization of
                 deferred financing
                 costs                      -          154        2,495        3,057
                Loss on extinguishment
                 of senior convertible
                 notes payable              -        1,754        4,995        6,749
                Change in fair value
                 of embedded
                 derivatives                -         (829)           -         (829)
                Stock-based
                 compensation             811        1,995        3,083       10,390
                Common shares
                 issued for services        -            -           36        2,485
                Unrealized gain on
                 forward foreign
                 exchange contract        376         (376)           -            -
                Unrealized foreign
                 exchange loss (gain)    (124)       2,566          (65)      11,419
                Other                       -            -            -          (35)
              Change in non-cash
              operating working
               capital                   (513)      (3,535)     (17,158)         438
            -------------------------------------------------------------------------
                                      (15,182)     (25,817)     (64,368)    (339,944)

            Financing activities:
              Shares and warrants
               issued for cash              -       17,345       23,106      326,358
              Warrants and options
               exercised for cash           -            -            -       24,610
              Share issue costs             -       (1,440)      (2,221)     (24,646)
              Issue (repayment) of
               senior convertible
               notes payable, net           -         (924)      (3,976)      38,512
              Cash released from
               restriction                  -        6,403        5,298            -
              Paid to related parties       -            -            -         (234)
            -------------------------------------------------------------------------
                                            -       21,384       22,207      364,600
            Investing activities:
              Purchases of acquired
               technology                   -            -            -       (1,283)
              Purchases of property and
               equipment                   (6)         (49)         (23)      (2,471)
              Proceeds from disposition
               of property and equipment   62            -            -           62
              Purchases of marketable
               securities                   -            -          (80)    (244,846)
              Settlement of forward
               foreign exchange
               contracts                    -           10         (102)      (4,824)
              Maturities of marketable
               securities                   -            -       23,079      240,677
            -------------------------------------------------------------------------
                                           56          (39)      22,874      (12,685)
            Foreign exchange gain
             (loss) on cash held
             in foreign currency          137       (2,410)        (807)      (3,415)
            -------------------------------------------------------------------------

            Increase (decrease) in
             cash and cash
             equivalents              (14,989)      (6,882)     (20,094)       8,556

            Cash and cash
             equivalents, beginning
             of period                 23,545       30,427       50,521            -
            -------------------------------------------------------------------------
            Cash and cash
             equivalents, end of
             period                $    8,556   $   23,545   $   30,427   $    8,556
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            %SEDAR: 00001047E          %CIK: 0001042018

            /For further information: Investor Relations, 4 Robert Speck Parkway,
15th Floor, Mississauga, ON, L4Z 1S1, tel: (905) 817-2002, fax: (905)
847-6270, www.vasogen.com/investor(at)vasogen.com/
            (VSGN VAS.)

CO:  Vasogen Inc.

CNW 17:00e 27-FEB-09